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Exhibit 21.1

Media Arts Group, Inc.

LIST OF SUBSIDIARIES

Name of subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lightpost Publishing, Inc.	USA (California)	100%
Thomas Kinkade Stores, Inc.	USA (California)	100%
Thomas Kinkade Media, Inc.	USA (California)	100%
MAGI Sales, Inc.	USA (California)	100%
Exclaim Technologies, Inc.	USA (California)	100%

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Exhibit 21.1